AMSTAR INTERNATIONAL, INC.
                           10851 Scarsdale Boulevard,
                                    Suite 800
                                Houston, TX 77089
                                  June 17, 2005

BY FACSIMILE AND EDGAR
United States Securities
      & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549


Re:   Amstar International, Inc. ("Registrant")
      -----------------------------------------
      Form SB-2/A, Originally Filed August 30, 2004
      ---------------------------------------------
      File No: 333-118685
      -------------------

Ladies and Gentlemen:

Pursuant to Rules 477(a) and(c) of Regulation C of the Commission's General Rules and Regulations under the Securities Act of 1933 ("Securities Act"), the undersigned, for and on behalf of the Registrant, respectfully requests and applies for an immediate Order granting withdrawal of the above referenced Registration Statement on Form SB-2/A, together with all exhibits thereto (collectively, "Registration Statement") as consistent with the public interest and with the protection of investors.

Furthermore, the Registrant makes this application for withdrawal in the interest of its current shareholders and as the result of the continuing expense related to the Registration Statement. No securities were sold in connection with this proposed offering.

The Registrant in fact does not apply for withdrawal in anticipation of reliance on Rule 155(c) of the General Rules and Regulations under the Securities Act. Registrant nevertheless reserves the right to elect to undertake a subsequent private offering in reliance on Rule 155(c) if the same Rule 155(c) is otherwise available to Registrant.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of Regulation C of the Securities Act. If you have any questions regarding this application for withdrawal, please contact counsel for the Registrant:

                               Charles W. Barkley
                               Attorney at Law
                               6201 Fairview Road, Suite 225
                               Charlotte, NC 28210
                               (704) 944-4290

Thank you for your assistance.

                                         Very truly yours,

                                         AMSTAR INTERNATIONAL, INC.


                                         By: /s/ William R. Wayland, Jr.
                                             ----------------------------------
                                             Chief Financial Officer